

Mail Stop 4720

November 5, 2015

Via E-mail
John Bencich
Chief Financial Officer
OncoGenex Pharmaceuticals, Inc.
19820 North Creek Parkway, Suite 201
Bothell, Washington 98011

>   **Re: OncoGenex Pharmaceuticals, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed October 29, 2015**
>   **File No. 333-207670**

Dear Mr. Bencich:

We have limited our review of your registration statement to the issue addressed in our comment. If you do not believe this comment applies to your facts and circumstances, please tell us why in a response.

After reviewing the information you provide in response to this comment, if any, we may have additional comments.

General

1. We note that you have submitted an application for confidential treatment relating to an exhibit you filed with your quarterly report on Form 10-Q for the quarterly period ended June 30, 2015. Please be advised that we will not be in a position to grant effectiveness to your registration statement until such time as this application has completed processing or is withdrawn.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Alan Smith
        James Evans
        Amanda Rose
        Fenwick & West LLP
        1191 Second Avenue, 10th Floor
        Seattle, WA 98101